FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2008

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFOR MATION TO BE INCLUDED IN REPORT

1.	A company announcement made on January 16, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: January 16, 2008	By:	/s/ KENJI KINOSHITA
Kenji Kinoshita
Director and Senior Executive Officer

January 16, 2008

Company Name:	Komatsu Ltd.
Representative:	Kunio Noji
Representative Director and President
Code Number:	6301
Listing Stock Exchange:	The first section of the Tokyo Stock Exchange and the first section of the Osaka Securities Exchange
Contact Information:	Tadashi Okada
Executive Officer and General
Manager, Corporate Communications
Telephone Number:	+81-3-5561-2616

Re: Statement Concerning Today’s Newspapers Report

The media reported today that Komatsu Ltd. will acquire the shares of NIPPEI TOYAMA Corporation through a tender offer. We have not decided anything concerning the reported matter at this moment. We are planning, however, to discuss such matter at the board of directors’ meeting to be held today and will disclose promptly after the agenda is resolved.

End of Document